Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

May 31, 2016

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Pharma Acquisition Corp.
Preliminary Proxy Statement
Filed May 20, 2016
SEC File No. 001-36757

Dear Mr. Mancuso:

On behalf of CB Pharma Acquisition Corp. (the “Company”), we respond as follows to the questions raised by you in our telephone conversation of May 27, 2016 relating to the above-referenced Preliminary Proxy Statement (“Preliminary Proxy Statement”). Captions and page references herein correspond to those set forth in Preliminary Proxy Statement. Please note that for the Staff’s convenience, we have summarized the questions posed by you in our conversation and provided the Company’s response to each question immediately thereafter.

1.	The prospectus relating to the Company’s initial public offering indicated that if the Company proposed an amendment to its charter documents to provide the Company with additional time to consummate an initial business combination, the Company would provide dissenting public shareholders with the opportunity to convert their public shares into the right to receive cash from the trust account in connection with any such vote. Accordingly, it appears that the Conversion Amendment set forth in the Preliminary Proxy Statement is not necessary. Please explain why it is included.

The Staff correctly points out that the prospectus for the Company’s initial public offering provided that if the Company proposed an amendment to its charter documents to provide the Company with additional time to consummate an initial business combination, the Company would provide dissenting public shareholders with the opportunity to convert their public shares into the right to receive cash from the trust account in connection with any such vote. To this end, we indicate the following on page 2 of the Preliminary Proxy Statement (emphasis added):

Securities and Exchange Commission

May 31, 2016

“The purpose of the Conversion Amendment is to afford holders of the public shares (the “public shareholders”) at the time of the IPO the right to receive their pro rata portion of the trust account within the timeframe contemplated at the time of our IPO, notwithstanding the Extension. Accordingly, CB Pharma is offering through the Conversion Amendment the ability for holders of public shares to participate in the Conversion, notwithstanding the Extension and regardless of whether the holder votes for or against the Extension Amendment. This is consistent with the disclosure contained in, and provided for in, the IPO prospectus.”

However, the language in the Company’s charter that was adopted in connection with the closing of the initial public offering was not as clear on this point and there was a question as to whether it was properly documented in the charter. As a result, out of an abundance of caution, it was determined to include the Conversion Amendment proposal in the Preliminary Proxy Statement to avoid any potential claim that this action is not authorized. It is not intended in any way to do anything other than formalize what was indicated in the IPO prospectus.

2.	What is the Contribution amount?

The amount of the Contribution will be $0.20 per share, or an aggregate of $840,000 if none of the public shares are converted. Such figure was not finalized at the time of the filing of the Preliminary Proxy Statement. A holder would therefore receive approximately $10.21 if such holder seeks conversion now or approximately $10.41 if such holder approves the Conversion Amendment proposal and later seeks conversion in connection with a subsequent proposed business combination or upon the Company’s liquidation.

3.	Please confirm that the amount public shareholders were to receive upon conversion of their shares if a business combination were not consummated by the required date is the same amount such holders will receive if they seek conversion of their shares in connection with the proposals to extend the life of the Company set forth in the Preliminary Proxy Statement, as provided for in the IPO prospectus.

We confirm that the amount public shareholders were to receive upon conversion of their shares if a business combination were not consummated by the required date is the same amount such holders will receive if they seek conversion of their shares in connection with the proposals to extend the life of the Company set forth in the Preliminary Proxy Statement, as provided for in the IPO prospectus. In each case, the Company indicated it would pay to holders a pro rata portion of the funds held in the trust account, including any accrued interest not previously released to the Company or to pay any tax obligations (of which there are none).

Securities and Exchange Commission

May 31, 2016

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Lindsay A. Rosenwald, M.D.